Exhibit 5.1

90 Park Avenue

New York, NY 10016

202-239-3300 | Fax: 202-239-3333

April 18, 2022

Ready Capital Corporation

1251 Avenue of the Americas

50th Floor

New York, NY 10020

Ladies and Gentlemen:

We have acted as counsel to Ready Capital Corporation, a Maryland corporation (the “Company”), in connection with a registration statement on Form S-3 (File No. 333-263756) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). We are furnishing this letter to you in connection with the offer and sale by the Company of $120,000,000 aggregate principal amount of its 6.125% Senior Notes due 2025 (the “Notes”), for issuance pursuant to (i) the Underwriting Agreement, dated April 8, 2022 (the “Underwriting Agreement”), among the Company, Sutherland Partners, L.P., Waterfall Asset Management LLC, and Piper Sandler & Co., as representatives of the underwriters named therein, and (ii) an Indenture, dated as of August 9, 2017, by and between the Company and U.S. Bank Trust Company, National Association, as successor to U.S. Bank, National Association (the “Trustee”), as supplemented by the Third Supplemental Indenture, dated as of February 26, 2019 and the Seventh Supplemental Indenture, dated as of April 18, 2022 (collectively, the “Indenture”), each by and between the Company and the Trustee.

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement, the Indenture, the Notes and certain resolutions of the board of directors of the Company (the “Board of Directors”) and of a pricing committee of the Board of Directors (the “Pricing Committee”), relating to the transactions contemplated by the Underwriting Agreement and other related matters. As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials and representations and warranties of the parties set forth in the Underwriting Agreement.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law as we have deemed necessary, we are of the opinion that the Notes are the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally, or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

The opinion set forth in this letter relates only to the laws of the State of New York and the Maryland General Corporation Law. We express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability, or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Alston & Bird LLP